# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LIQTECH INTERNATIONAL INC, CIK 0001307579
CUSIP: 53632A300
Title of class of securities: Common Stock
Address of issuer's principal executive offices: INDUSTRIPARKEN 22C, Ballerup, Denmark (G7), DK-2750
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000935836-24-000180
Filed by CIK 0001105806

## Reporting persons
- LYTTON LAURENCE W: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 999,440; sole dispositive power 0; shared dispositive power 999,440; aggregate amount beneficially owned 999,440 (9.99% of the class)
  Comment: The shares of Common Stock reported herein consist of 609,074 shares of Common Stock and warrants to purchase 3,355,000 shares of Common Stock, subject to a 9.99% beneficial ownership limitation. The percentage reported herein is calculated based on 9,614,043 shares of Common Stock outstanding on August 13, 2025, as reported in the Form 10-Q filed by the issuer for the quarter ended June 30, 2025.
- Lytton-Kambara Foundation: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,058,508; sole dispositive power 0; shared dispositive power 1,058,508; aggregate amount beneficially owned 1,058,508 (9.99% of the class)
  Comment: The shares of Common Stock reported herein consist of 76,875 shares of Common Stock and warrants to purchase 1,800,000 shares of Common Stock, subject to a 9.99% beneficial ownership limitation. The percentage reported herein is calculated based on 9,614,043 shares of Common Stock outstanding on August 13, 2025, as reported in the Form 10-Q filed by the issuer for the quarter ended June 30, 2025.

## Item 1. Issuer
Name of issuer: LIQTECH INTERNATIONAL INC
Address of issuer's principal executive offices: Industriparken 22C, DK 2750 Ballerup, Denmark

## Item 2. Person Filing
Name of person filing: Laurence W. Lytton and Lytton-Kambara Foundation ("Foundation")
Address of principal business office or, if none, residence:
467 Central Park West
New York, NY 10025
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Lytton: 999,440

Foundation: 1,058,508
Percent of class:
Lytton: 9.99%

Foundation: 9.99%
Sole power to vote or to direct the vote:
Lytton: 0

Foundation: 0
Shared power to vote or to direct the vote:
Lytton: 999,440

Foundation: 1,058,508
Sole power to dispose or to direct the disposition:
Lytton: 0

Foundation: 0
Shared power to dispose or to direct the disposition:
Lytton: 999,440

Foundation: 1,058,508

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99 - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

## Signatures
- LYTTON LAURENCE W: /s/ Laurence W. Lytton, Self Reporting (11/14/2025)
- Lytton-Kambara Foundation: /s/ Laurence W. Lytton, President (11/14/2025)